Mail Stop 4561

April 12, 2007

Daniel T. Henry
Executive Vice President and Chief Financial Officer
American Express Company
World Financial Center
200 Vesey Street
New York, New York 10285

      RE: American Express Company
                 Form 10-K for Fiscal Year Ended December 31, 2005
                 Filed March 6, 2006
                 File No. 1-07657

Dear Mr. Henry,

      We have completed our review of your Form 10-K and have no further comments at this time.

                                  Sincerely,

                                    Kevin W. Vaughn
                                    Branch Chief